MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

Via EDGAR Correspondence

April 22, 2008

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Comments on Post Effective Amendment No. 38 to

Registration Statement on Form N-4 of

Mutual of America Separate Account No. 2

(Tax Deferred Annuity Plan, Voluntary Employee Contribution Plan, Individual Retirement Annuity and Flexible Premium Annuity) (File Nos. 2-90201 and 811-03996)

Dear Mr. Oh:

This letter is intended to respond to your request that the Registrant address certain of your comments prior to filing its 485 (b) Annual Update to be effective May 1, 2008.

The comments addressed herein are those designated by you for such early response in your April 14, 2008 telephone call with Ms. Edson and the undersigned.  The remainder of the comments discussed in that telephone call are being incorporated into the relevant documents included in the 485(b) filing and/or are to be addressed in a letter accompanying the filing.  If this is not acceptable, please let me know at once.

You identified three questions to be covered by this initial letter:

(1)

Comment: Confirm whether there are any third party guarantees or support agreements for payment of benefits under the annuity contracts.

Response: This will confirm the accuracy of the disclosure contained in the 2007 prospectus under the caption “About Mutual of America and the Separate Account,” which shall remain unchanged in the current filing, as follows:

“We have no support agreements with, or guarantees from, third parties for the payment of benefits under our Contracts.  We are responsible for the payment of all such benefits.”

(2)

Comment: Confirm that the EDGAR class identifier matches the designation, “Tax-Deferred Annuity Plan, Voluntary Employee Contribution Program, Individual Retirement Annuity and Flexible Premium Annuity Contracts,” which appears on the cover of the prospectus.

Response: This will confirm that the EDGAR Class identifier is for “Tax-Deferred Annuity Plan, Voluntary Employee Contribution Program, Individual Retirement Annuity and Flexible Premium Annuity Contracts,” which matches the caption appearing on the prospectus booklet cover.  It has been noted that the first page of text in the prospectus is captioned, “Variable Accumulation Annuity Contracts (TDA, IRA, VEC and FPA Contracts).”  This caption will be amended to read, “Tax-Deferred Annuity Plan, Voluntary Employee Contribution Program, Individual Retirement Annuity and Flexible Premium Annuity Contracts – Variable Accumulation Annuity Contracts (TDA, IRA, VEC, and FPA Contracts).”

(3)

Comment: In regard to the cancellation provisions under the subheading “Annuity Commencement Date and Amount of Monthly Payment” on page 15 of the draft prospectus and on page 24 of the draft prospectus under the subheading, “Purchase of a Contract; Participation,” you requested a disclosure that, in jurisdictions requiring a refund of the greater of contributions or contract value upon cancellation, a participant would receive the greater of their purchase payments or the contract value.

Response:  We have researched this point and it appears that no state law requires the payment of the greater of those two amounts at this time.  Outside counsel advises that the payments to participants under an annuity contract that is canceled within the so-called “free look” period are governed strictly by state insurance law and are not within the scope of the Investment Company Act of 1940 or any other federal securities law or regulation. We believe that Mutual of America complies with applicable law on this topic, without making the suggested change to the disclosure.

I hope that the foregoing satisfactorily responds to your requests for our initial response prior to the effective date of the Annual Update. The Annual Update documents containing our responses to your comments, and an accompanying explanatory letter will be filed subsequent to this letter, along with the customary Tandy representations. If you have any further comments or if you wish to further discuss the above, please feel free to call me at 212-224-1562 or Elizabeth Edson at 212-224-1564.

Very truly yours,

/s/  Thomas L. Martin